Mail Stop 3561
								August 11, 2005
Mr. Edward Alexander
Chief Executive Officer
Proton Laboratories, Inc.
1135 Atlantic Avenue
Suite 101
Alameda, CA  94501


      Re:	Proton Laboratories, Inc.
		Form 10-KSB/A for the Fiscal Year Ended December 31,
2004
		File No. 0-31883


Dear Mr. Alexander:

      We have reviewed your response letter dated August 4, 2005 and have the following comment. We have limited our review only to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We think you should amend your in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2004

Explanatory Note, cover page

1. We have reviewed your amended Form 10-KSB for the year ended December 31, 2004 including the explanatory paragraph explaining that your amendment was in response to our comment letter. Please re-amend your document to remove your reference to our comment letter in your explanatory note as the basis for your revisions. We generally would expect an amendment to be based upon the correct application of generally accepted accounting principles in the United States and /
or SEC Rules, and not as a result of our comment letter. Please specify why you have amended your document and which sections of the document you revised.

* * * * *

       Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Scott Ruggiero at (202) 551-3331 if you have questions regarding this comment on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.


Sincerely,


William Choi
Branch Chief


Mr. Edward Alexander
Proton Laboratories, Inc.
August 11, 2005
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